UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number 001-39654

Lufax Holding Ltd

(Registrant’s name)

18th Floor, No. 1333

Lujiazui Ring Road

Pudong New District, Shanghai

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form  40-F ☐

Exhibit Index

Exhibit 99.1—Press Release—Lufax Announces New Senior Management Hire

Exhibit 99.2—Press Release—Lufax Announces Annual General Meeting on June 30, 2026

Exhibit 99.3—Announcement with The Stock Exchange of Hong Kong Limited—(1) Quarterly Update of Resumption Progress; (2) First Quarter 2026 Operational Highlights; (3) Appointment of Chief Compliance Officer; and (4)  Continued Suspension of Trading;

Exhibit 99.4—Announcement with The Stock Exchange of Hong Kong Limited—Record Date for Annual General Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lufax Holding Ltd

By:	/s/ Tongzhuan Xi
Name:	Tongzhuan Xi
Title:	Chief Financial Officer

Date: April 27, 2026